SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 5, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

companhia de saneamento básico do estado de são paulo – sabesp

EXCERPT OF THE MINUTES OF THE FISCAL COUNCIL MEETING OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, HELD ON SEPTEMBER 12, 2008.

On September 12, 2008, at 2:00 pm, at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp, located at Rua Costa Carvalho n° 300, in this Capital, the following Fiscal Council members of Sabesp met: Maria de Fátima Alves Ferreira, Emília Ticami, Sandra Maria Giannella, Atílio Gerson Bertoldi and Jorge Michel Lepeltier. I, Marli Soares da Costa, as an Advisor to the Chief Executive Office for Corporation’s Affairs, was invited to be the secretary of the meeting. The following persons also attended the meeting: the Head of Accounting Nara Maria Marcondes França, the Advisor to the Chief Executive Office Desirée Ramos Mansano and representing the Audit Department, João Francisco Arcoverde Lopez, the Operational Audit Manager. Starting the meeting, the Board Members (........). Subsequently, the Board Members proceeded to item 2 of the agenda, Presentation: “2nd Program for Distribution of Securities and 9th Issuance of Simple Debentures,” inviting the Head of Capital Markets and Investor Relations Mário Azevedo de Arruda Sampaio, to present the matter, which documentation was included in this meeting’s file. He talked about the goal of the 2008 Funding Program, pointing out the importance of obtaining funds to meet the Company’s budget and concluded his discussion by showing the advantages of the adopted alternative. He also clarified that this matter was deliberated by the Board of Directors, which authorized the Board of Executive Officers to proceed in the planning process of the 9th Issuance of Simple Debentures and of the 2nd Program for Distribution of Securities. (........) Other issues were formulated and clarified by the expositor. Subsequently (........). These minutes, after approved, were signed by the attending Fiscal Council Members: Maria de Fátima Alves Ferreira, Emília Ticami, Sandra Maria Giannella, Atílio Gerson Bertoldi and Jorge Michel Lepeltier.

I declare that this text is a free English translation of the passage of the minutes drawn up in the Fiscal Council’s registration book of minutes.

São Paulo, September 29, 2008.

Marli Soares da Costa
Secretary of the Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 5, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.